SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.7)

Telewest Communications plc
(Name of Issuer)

Ordinary Shares, par value 10 pence per share
(Title of Class of Securities)

G8742C 10 2*
(CUSIP Number)

Limited Voting Convertible Ordinary Shares,
par value 10 pence per share
(Title of Class of Securities)

Not applicable
(CUSIP Number)

John Seethoff
Deputy General Counsel, Finance and Operations
One Microsoft Way
Redmond, Washington 98052-6399
(425) 882-8080
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 21, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The CUSIP number for the American Depository Shares, each representing 10 of the Ordinary Shares, par value 10 pence per share, of Telewest Communications plc, is 87956P 10 5.

CUSIP NO. G8742C 10 2	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON MICROSOFT CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 91-1144442
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) NOT APPLICABLE	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON STATE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. G8742C 10 2	Page 3 of 6 Pages

Item 1.   Security and Issuer

This constitutes Amendment No. 7, the final amendment (the “Amendment”), to the Statement on Schedule 13D, dated July 17, 2000, as amended by Amendment No. 1, dated July 18, 2000, Amendment No. 2, dated August 9, 2000, Amendment No. 3, dated October 4, 2000, Amendment No. 4, dated May 16, 2002, Amendment No. 5, dated July 3, 2002 and Amendment No. 6, dated December 4, 2002 (the “Statement”), relating to the ordinary shares, par value 10 pence per share (the “Ordinary Shares”), and the Limited Voting Convertible Ordinary Shares, par value 10 pence per share (the “Limited Voting Shares”), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (“Telewest”).

Item 2.   Identity and Background.

This statement is filed on behalf of Microsoft Corporation, a Washington corporation (“Microsoft”). Microsoft does not beneficially own any Ordinary Shares or Limited Voting Shares.

Item 4.   Purpose of the Transaction.

On December 4, 2002 Microsoft, UK Cable and Cable Partnership (the “Microsoft Parties”) delivered a notice (previously filed as Exhibit 12 to Amendment No. 6, the “Public Offer Notice”) to the Liberty Parties pursuant to the Revised New Relationship Agreement, dated 7 July 2000, as amended 18 May 2001 (previously filed as Exhibit 2 to Amendment No. 1, the “Relationship Agreement”), by and among Liberty Media International, Inc., a Delaware corporation (“Liberty”), Liberty UK Holdings, Inc., a Delaware corporation, Liberty UK, Inc., a Delaware corporation (collectively, the “Liberty Parties”), Microsoft and Telewest, notifying the Liberty Parties that the Microsoft Parties proposed to sell publicly the 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares (together, the “Microsoft Telewest Shares”)and providing the Liberty Parties with the right to purchase the Microsoft Telewest Shares (the “Old Offer”). The Liberty Parties did not exercise their right to purchase the Microsoft Telewest Shares and the Microsoft Parties did not sell any of the Microsoft Telewest Shares prior to the expiration of the period during which they were entitled under the Relationship Agreement to purchase and sell, respectively.

On May 23, 2003, Microsoft entered into an agreement (the “Securities Purchase Agreement”) with ITD Venture Capital, Inc. (“ITD”) pursuant to which, simultaneously with entering into the Securities Purchase Agreement, Microsoft sold to IDT the outstanding equity securities of Microsoft U.K. Cable, Inc., a Colorado corporation (“UK Cable”), and Microsoft Cable Partnership Holdings, Inc., a Colorado corporation (“Cable Partnership”) for $5,000,000 in cash. UK Cable’s only assets are 595,670,822 Ordinary Shares and 60,322,654 Limited Voting Shares and Cable Partnership’s only assets are 40,385,202 Ordinary Shares. As a result, Microsoft no longer has any beneficial interest in the Microsoft Telewest Shares.

Simultaneously with entering into the Securities Purchase Agreement, on May 23, 2003, Microsoft and the Liberty Parties and Liberty International B-L LLC entered into an agreement (the “Letter Agreement”), pursuant to which (i) Liberty and its affiliates waived their right of first refusal under the Relationship Agreement with respect to the indirect sale of the Microsoft Telewest Shares pursuant to the Securities Purchase Agreement and (ii) Liberty and Microsoft terminated the Relationship Agreement as between Microsoft and its affiliates and Liberty and its affiliates effective May 23, 2003.

CUSIP NO. G8742C 10 2	Page 4 of 6 Pages

The description of the Securities Purchase Agreement set forth herein is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached hereto as Exhibit 13 and is hereby incorporated by reference in its entirety.

The description of the Letter Agreement set forth herein is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 14 and is hereby incorporated by reference in its entirety.

Item 5.   Interest in the Securities of the Issuer.

        (a)-(b)        Microsoft beneficially owns no Ordinary Shares and no Limited Voting Shares.

        (c)        Other than as described in Item 4, Microsoft has not effected a transaction involving Ordinary Shares or Limited Voting Shares during the past 60 days. Assuming an equal allocation of value between the Ordinary Shares and Limited Voting Shares, the average price per share paid pursuant to the Securities Purchase Agreement was $.0072. The Securities Purchase Agreement was executed and consummated in New York, NY.

        (d)        Not Applicable.

        (e)        On May 23, 2003, Microsoft ceased be a record holder of more than 5% of each of the Ordinary Shares and the Limited Voting Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4.

Item 7.   Material to be Filed as Exhibits.

Exhibit 13	--	Securities Purchase Agreement, dated May 23, 2003, between Microsoft and ITD Venture Capital, Inc.

Exhibit 14	--	Letter Agreement, dated May 23, 2003, among Microsoft and Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.

CUSIP NO. G8742C 10 2	Page 5 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2003

MICROSOFT CORPORATION
By:	/s/ John G. Connors

	Name: Title:	John G. Connors Chief Financial Officer

CUSIP NO. G8742C 10 2	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit 13	--	Securities Purchase Agreement, dated May 23, 2003, between Microsoft and ITD Venture Capital, Inc.

Exhibit 14	--	Letter Agreement, dated May 23, 2003, among Microsoft and Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.